Helena Lee
Assistant General Counsel
Direct Line: (310) 772-6259
Fax: (310) 772-6569
E-mail: helena.lee@aig.com

Via EDGAR and Electronic Mail

September 22, 2017

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 13 and Amendment No. 13 on Form N-4

File Numbers: 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 17 and Amendment No. 17 on Form N-4

File Numbers: 333-178841 and 811-08810

The Variable Annuity Life Insurance Company Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Polaris Platinum Elite Variable Annuity

Post-Effective Amendment No. 10 and Amendment No. 244 on Form N-4

File Numbers: 333-201800 and 811-03240

Dear Mr. Orlic:

Thank you for your follow up verbal comments provided on September 21, 2017 regarding the post-effective amendments to Registration Statements on Form N-4 as referenced above.

1.	Maximum and Minimum Expenses Examples (Page 9)

a.	Comment – Please confirm that two sets of maximum expense examples will be labeled accordingly.

Response – Per our conversation, we confirm that we will include two sets of Maximum and Minimum Expenses Examples. The first set will include maximum and minimum expenses for contracts issued on or after October 9, 2017 and the second set will include maximum and minimum expenses for contracts issued prior to October 9, 2017 which

David Orlic

September 22, 2017

will show the highest combination of fees and expenses ever offered in the product. Accordingly, the note below the table will explain that the second table shows the highest combination of fees and expenses ever offered in the product.

2.	Living Benefits for Contracts Issued Prior to October 9, 2017 (Appendix F)

a.	Comment: Please confirm overall that you are not changing the terms of any of the living benefits for contracts issued prior to October 9, 2017.

Response – We confirm that no terms of living benefits for contracts issued prior to October 9, 2017 are changing with the exception of the investment requirement flexibility in comment (b) below.

b.	Comment: Please disclose that changes to the investment requirements of the Polaris Income Plus and Polaris Income Builder living benefits to increase maximum investment allowed in the single manager volatility control portfolios from up to 10% to up to 50% are meant for more investment requirement flexibility to existing contract owners and the choice to allocate to the 50% maximum investment is optional.

Response – Per our conversation, we will revise the disclosure in the applicable investment requirements section for Polaris Income Plus and Polaris Income Builder as follows:

“You may invest up to a maximum of 50% in each of these Variable Portfolios. Previously, you could only invest up to 10%. This change is designed to give you greater flexibility in choosing your allocation.”

We will file any further revisions and all relevant exhibits and financial statements in the next post-effective amendments to the Registration Statements on or about October 3, 2017.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee